82-34639



AGENIX LIMITED
11 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.net



~~SEC#82-5258~~

17 June 2003

SUPPL

US Securities & Exchange Commission
Attn: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA



Dear Sir

Re: Submission Under Rule 12g3-2(b) – Agenix Limited

We refer to the attached announcements that were made to the Australian Stock Exchange.

We are providing a copy of these announcements by virtue of our requirements under Rule 12g32(b).

Yours sincerely

Neil Leggett
Company Secretary

dlw 6/30


AGENiX

Company Announcement

Agenix Successfully Completes Phase Ia Blood Clot Trial

Tuesday 17 June 2003

Brisbane-based biotechnology company Agenix Limited [ASX:AGX, NASDAQ: AGXLY] today announced the successful completion of the patient-treatment component of its phase Ia trial for ThromboView®, the company's blood clot-detection technology.

ThromboView® has been injected into 32 patients at Royal Brisbane Hospital under the supervision of Dr David Macfarlane from the hospital's Department of Nuclear Medic ine.

Dr Macfarlane said: "The trial has gone extremely well and we will finalise the results in the coming months." The trial was designed to test the safety profile of ThromboView® in healthy volunteers.

"The results so far are on track," said Managing Director of Agenix, Don Home. "All four dose levels of ThromboView® were well-tolerated and there were no serious side effects. The Phase Ia report will be part of a package for an Investigational New Drug (IND) application with the US Food & Drug Administration (USFDA)."

Further testing of ThromboView® will proceed under the IND.

"The world desperately needs a better method to detect blood clots," said Mr Home. "Currently, 50% of blood clots are detected in autopsy."

Details of the impact of blood clots worldwide:

- 60,000 people die from blood clots in the United States each year, making blood clots a more common cause of death than breast cancer.
- 60,000 people die from blood clots in Europe each year.
- Two million people in both Europe and the USA suffer deep vein thrombosis each year.
- Thromboembolism is the third most common cause of cardiovascular death after heart attack and stroke.
- It is estimated up to 10,000 people die of undetected blood clots each year in Australia.
- There are approximately 33,000 cases of Deep Vein Thrombosis each year in Australia.
- There are approximately 4,200 cases of pulmonary embolism (clots in the lungs) each year in Australia.

ThromboView® uses a clot-binding monoclonal antibody attached to a radiolabel. Following injection of a few millilitres of ThromboView® into a patient with a suspected blood clot, the antibody will flow through a person's body and bind to any existing blood clots. The resulting "hotspots", indicating the presence of the blood clot, are detected by an imaging camera.

For more information contact:

Mr Donald Home
Managing Director
Agenix Ltd
Ph: 61 7 3370 6300

Sue Parry-Jones
Vice President Molecular Diagnostic Imaging
Agenix Ltd
Ph: 61 7 33706300

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. Agenix employs 190 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.


AGENiX

Company Announcement

Agenix to Join Standard & Poor's/ASX 300 Index

Tuesday, 17 June 2003

Brisbane-based biotechnology company Agenix Limited [ASX:AGX, NASDAQ: AGXLY] today announced that the company had been selected by international rating agency Standard & Poor's to join the Standard & Poor's/ASX 300 index.

The company will become part of the index as of July 1, 2003.

The Standard & Poor's/ASX 300 index is an institutional index put together for the investment community in Australia and overseas. Companies are selected based on the liquidity of their shares and their free-float market capitalisation.

Agenix is the only biotechnology company to join the index in this round of changes.

"The S&P 300 is the broadest benchmark index for the Australian market and is of particular interest to those fund managers with a small-cap mandate," said Tim Eisenhauer, head of index services at Standard & Poor's.

"We have seen a significant re-rating of our company since we began trials into ThromboView®, our blood-clot imaging technology," said Don Home, Agenix's Managing Director. "This has caused our market capitalisation to increase and, hence, has led to us being included in this important index."

Agenix's phase 1a trials are being undertaken at Royal Brisbane Hospital.

ThromboView® uses a clot-binding monoclonal antibody attached to a radiolabel. Following injection of a few millilitres of ThromboView® into a patient with a suspected blood clot, the antibody will flow through a person's body and bind to any existing blood clots. The resulting "hotspots", indicating the presence of the blood clot, are detected by an imaging camera.

For more information contact:
Mr Donald Home
Managing Director
Agenix Limited
Ph: 07 3370 6300

Agenix Limited [ASX:AGX, NASDAQ: AGXLY] is a listed company based in Brisbane, Australia. It manufactures, distributes and markets human and veterinary diagnostic test kits, over-the-counter pharmaceuticals and infant care products via its wholly-owned subsidiaries AGEN Biomedical and Milton Pharmaceuticals. Agenix focuses on developing a horizontally-integrated product portfolio to service the needs of the acute phase thrombosis market. Agenix's lead candidate is its high-technology ThromboView® blood clot-imaging project, which is currently undergoing human trials. ThromboView® uses radiolabelled antibodies to locate blood clots in the body. It could revolutionise the US $3 billion global clot diagnostic imaging market. Agenix employs 190 staff and sells its products to more than 50 countries. ThromboView® is a registered trademark of AGEN Biomedical.